BCP SECURITIES, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2021

FILED AS A PUBLIC DOCUMENT

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SEC FILE NUMBER
8-42836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCP SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

289 GREENWICH AVENUE, 4th FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWIN GARCIA	203-618-9359	egarcia@bcpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO, USA LLP.
(Name – if individual, state last, first, and middle name)

100 PARK AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICARDO C. HOUSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCP SECURITIES, INC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES VANCE HARPER
NOTARY PUBLIC OF CONNECTICUT
I.D. # 178720
My Commission Expires 3/31/2024

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:
BCP Securities Inc., and Subsidiaries
289 Greenwich Avenue, 4th Fl
Greenwich, CT 06830

Opinion on Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of BCP Securities Inc., and Subsidiaries (the “Broker-Dealer”) as of December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statement”). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer on December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 10, the Company, as a result of the establishment of an Employee Stock Option Plan (“ESOP”), had a net capital deficit below its minimum net capital requirement as of December 31, 2021.

BDO USA, LLP

We have served as the Broker-Dealer’s auditor since 2021.

New York City, NY

March 29, 2022

BCP SECURITIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

A S S E T S

Cash and cash equivalents	$	6,103,519
Restricted cash		4,000,000
Due from brokers		18,456,236
Securities owned, at fair value		13,980,596
Investment at equity		4,134,167
Furniture, equipment and leasehold improvements	$ 3,260,314	
Less: accumulated depreciation and amortization	(1,311,653)	
		1,948,661
Right-of-use asset – leases		6,445,603
Underwriting fee receivable		70,000
Security deposits and other assets		1,641,665
TOTAL ASSETS	$	56,780,447

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses and other liabilities	$	2,612,532
ESOP Liability		10,000,000
Non-cash selling stockholders' ESOP loans		12,000,000
Income taxes payable		545,446
Deferred tax liability		17,859
Mortgage payable		494,803
Lease liability		6,876,291
Securities sold, not yet purchased, at fair value		16,988,217
TOTAL LIABILITIES		49,535,148

Commitments and contingencies refer to Note 11

Stockholders' equity before accumulated other comprehensive income/(loss)	7,561,199
Accumulated other comprehensive income(loss)	(315,900)
Stockholders' equity	7,245,299
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,780,447

The accompanying notes are an integral part of this consolidated financial statement

BCP SECURITIES, INC. & SUBSIDIARIES
NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, Inc. & Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker and dealer in executing customer orders on an agency, riskless principal, and principal basis. All of the Company's accounts and those of its customers are introduced on a fully disclosed basis to its clearing broker-dealer. The Company also acts as an underwriter in securities offerings. The Company operates under the exemptive provisions of SEC Rule 15c3-3-(k)(2)(ii).

On December 10, 2021, BCP Securities, LLC & Subsidiaries, a Connecticut limited liability company, was converted to a Delaware corporation and, as a result, changed its name from "BCP Securities LLC" to "BCP Securities, Inc." The conversion was done primarily to allow for the use of the convertible preferred security in connection with the establishment of the Company's Employee Stock Ownership Plan ("ESOP"), which is not allowed in the form of a limited liability company. Furthermore, it permitted the election of Section 1042 under the Internal Revenue Code.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and custodian operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2021, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has four wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("Brasil"), and Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico") (the "Subsidiaries").

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES (continued)

Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisi ó n Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits. The recognition of realized and unrealized gains and losses on proprietary trading transactions of financial instruments is within the scope of FASB ASC 940, *Financial Services - Brokers and Dealers* .

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

The Company assesses the recoverability of its long lived assets whenever circumstances, such as a material change in economic condition, indicate that the carrying values of such assets may not be recoverable.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

During the year ended December 31, 2021, there were no indications identified by the Company affecting the recoverability of the Company's long lived assets.

<u>Income Taxes</u>

The provision for income taxes for the year ended December 31, 2021 consists of the following:

Current:		
	Federal	$ 1,084,845
	State	297,143
	Foreign	126,761
Total Current Provision		1,508,749
Total Tax Provision		$ 1,508,749

The provision for income taxes includes permanent differences of approximately $84,000 related to entertainment, and Global Intangible Low-Taxed Income ("GILTI") inclusion of $325,099 for the year ended December 31, 2021.

At December 31, 2021, deferred tax assets and liabilities attributable to the Company's temporary differences were as follows:

Deferred tax asset:	
Right of use liability	$ 1,853,902
Other	-
OCI Adjustment	-
Total deferred tax assets	1,853,902
Deferred tax liabilities:	
Right of use asset	(1,737,785)
Fixed assets	(126,122)
Equity Income BMG	(7,854)
Total deferred tax liabilities	(1,871,761)
Net deferred tax liability	$ (17,859)

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

In years prior to 2019, the Company was recognized as a partnership for tax purposes by the Internal Revenue Service ("IRS"), and was not subject to federal or state income taxes with the exception of Pass-Through Entity Tax imposed by Connecticut. In October of 2019, the Company filed an entity classification election with the IRS to elect to treat the Company as a corporation for federal and state income tax purposes. The election requested retroactive treatment to January 1, 2019. The election was approved by the IRS and as such, the Company is subject to federal, state and city corporation taxes effective January 1, 2019 and forward. The Company is subject to foreign taxes to the local jurisdictions of its wholly-owned subsidiaries based on the income generated in those respective countries where the subsidiaries are located.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged' or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties in the related tax liability in the consolidated statement of financial condition. As disclosed in Note 11, the Company accrued for a liability of $490,000 for estimated penalties. The Company believes that it is reasonably possible that all or a portion of the liability for uncertain tax position may be reversed by the end of the year as a result of amended return filings and a lapse of the statute of limitations. The years that remain subject to examination by taxing authorities are 2018 through 2020.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. The deferred tax liability which is included in the consolidated financial statements has arisen from the differences between the financial and tax accounting methodologies used for the depreciation of fixed assets. It has been computed on currently enacted income tax rates applicable to the period in which the deferred tax liability is expected to be realized or settled as prescribed in FASB ASC 740.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of operations accounts are translated at exchange rates prevailing throughout the year. The impact of the translations are not material. Gains or losses resulting from foreign currency translation are included in other comprehensive income(loss) on the consolidated statement of comprehensive income.

Cash, Cash Equivalents, and Restricted Cash

The Company maintains cash, cash equivalents, and restricted cash with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company has a $500,000 revolving line of credit associated with one of its bank accounts, which has not been drawdown. The interest rate applied on any outstanding amount shall be at a floating rate per year, of approximately 3.50%.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Fair Value

The Company considers its investments to be trading securities and records them at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2021. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

NOTE 3.   FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Equity securities, US Treasury bills: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds, Foreign municipality bonds, Sovereign government bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 37,009	$ -	$ -	$ 37,009
US Treasury bills*	266,901	-	-	266,901
Sovereign government bonds	-	4,210,041	-	4,210,041
Corporate bonds	-	8,992,323	-	8,992,323
Foreign municipality bonds	-	741,223	-	741,223
Total	$ 303,910	$ 13,943,587	$ -	$ 14,247,497

Liabilities	Level 1	Level 2	Level 3	Total
Sovereign government bonds	$ -	$ (4,949,880)	$ -	$ (4,949,880)
Corporate bonds	-	(10,292,342)	-	(10,292,342)
Foreign municipality bonds	-	(1,745,995)	-	(1,745,995)
Total	$ -	$ (16,988,217)	$ -	$ (16,988,217)

(*)Note: The Company's US Treasury bills were reported as cash and cash equivalents.

NOTE 4.   FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 1,313,551
Office Suite Acquisition-Spain	1,026,256
Furniture	315,537
Computer and equipment	604,970
	3,260,314
Accumulated Depreciation and Amortization	(1,311,653)
Total Fixed Assets	$ 1,948,661

NOTE 5.   INVESTMENT AT EQUITY

The Company owns 10% of the common stock of BMG Money, a Delaware Corporation of which, a Member of the Company has representation on the board of directors. The Company records its interest in BMG Money under the equity method of accounting. The Company records its proportionate share of the entity's equity on the consolidated statement of financial condition and the change in its proportionate share of the entity's equity is reported as equity in income of investee on the consolidated statement of comprehensive income.

The Company has elected to classify distributions received from equity method investees on its consolidated statement of cash flows using the cumulative earnings approach. There were no such distributions received during the year ended December 31, 2021. The below table is a summary of the entity's financial information for the year ended December 31, 2021:

Summarized Balance Sheet

Current assets	$ 72,597,734
Noncurrent assets	2,865,173
Total assets	$ 75,462,907

NOTE 5.   INVESTMENT AT EQUITY (continued)

BMG Money for year ended in December 31, 2021

Summarized Balance Sheet
(continued)

Current liabilities	$ 40,743,918
Noncurrent liabilities	377,417
Total liabilities	41,121,335
Equity	34,341,572
Total liabilities and equity	$ 75,462,907

Summarized Income Statement

Income	$ 42,691,763
Expenses	21,810,008
Total net income	$ 20,881,755

The Company has a 9.55% investment in Cicada Technologies, Inc., a Delaware corporation of which, a Member of the Company has representation on the board of directors. The Company's capital investment is $700,000, which is included in the Company's consolidated statement of financial condition. The entity will start operations in 2022.

NOTE 6.   STOCKHOLDERS' EQUITY

In December of 2021, the Company was recapitalized and authorized the issue of 130,000 shares of $.001 par value Common Stock and 40,000 shares of $.001 par value Class A Preferred Stock. 100,000 shares of Common Stock were issued in exchange for the then existing members' equity of the Company. 40,000 shares of Common Stock were then exchanged by existing stockholders for 32,000 shares of Class A Preferred Stock.

NOTE 6. STOCKHOLDERS' EQUITY (continued)

Establishment of ESOP

On December 20, 2021, the Company established the BCP Securities, Inc. Employee Stock Ownership Trust ("ESOP Trust") to be effective as of January 1, 2021, which purchased 32,000 shares of the Class A Preferred Stock from the owners of the Company. As of December 31, 2021, no base, participating or other dividends had been declared by the Board of Directors.

Common Stocks

The Common Stock is divided into two classes. The first class of Common Stock consists of 110,000 shares, designated as "Class A Common Stock." The second class of Common Stock consists of 20,000 shares, designated as "Class B Common Stock."

Voting rights : The holders of Class A Common Stock are entitled to notice of any stockholders meeting in accordance with the bylaws of the Corporation and are entitled to vote upon such matters and in such manner as may be provided by law. Such holders initially were entitled to one vote for each share of Class A Common Stock held. The holders of outstanding shares of Class B Common Stock are not be entitled to vote on any manner.

Class A Preferred Stock

The Preferred Stock consists of 40,000 shares, designated as "Class A Preferred Stock." On December 20, 2021, the Company established the BCP Securities, Inc. Employee Stock Ownership Trust ("ESOP Trust"), which purchased 32,000 shares of the Class A Preferred Stock from the owners of the Company.

Liquidation preference: Upon a liquidation, dissolution or winding up of the Corporation or a Change of Control, the assets of the Corporation remaining available for distribution to stockholders, if any, are distributable as follows: (i) first, an amount equal to the Face Value shall be paid in equal amounts per share to the holders of record of issued and outstanding Class A Preferred Stock; (ii) second, any accrued but unpaid ESOP Base Dividends and ESOP Participating Dividends are to be paid in equal amounts per share to the holders of record of issued and outstanding Class A Preferred Stock.

NOTE 6.   STOCKHOLDERS' EQUITY (continued)

And (iii) third, any remaining amount in equal amounts per share to the holders of record of the issued and outstanding shares of Class A Common Stock and Class B Common Stock. Amounts paid to the ESOP are reduced by any principal and/or interest owed by the ESOP to the Corporation under the ESOP Loans.

Voting rights: On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by action by written consent of stockholders in lieu of meeting), each holder of outstanding shares of preferred stock was initially entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Initially, holders of preferred stock shall vote together with the holders of common stock as a single class and had the same cumulative voting rights for a director's seat as holders of common stock.

NOTE 7.   EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2021 in the amount of $458,356.

NOTE 8.   EMPLOYEE STOCK OWNERSHIP PLAN

As disclosed in Note 6, on December 20, 2021, the Company established an ESOP, to be effective as of January 1, 2021, to purchase all 32,000 shares of the Company's preferred stock directly from the existing stockholders of such shares in consideration of an aggregate total of $22 million. The ESOP borrowed $10,000,000 from the Company which, in turn, borrowed an equal amount from an independent bank. The interest rate applied to the outstanding principal, is a floating rate per year, of approximately 3.50%. The selling stockholders agreed to accept an aggregate of $12,000,000 in the form of notes from the ESOP in favor of the selling stockholders which are secured by the ESOP's pledge of the preferred stock to the selling stockholders. The outstanding principal amount of each of the subject selling stockholders' bears interest at an annual rate of 8.5%, subject to the Company's Board of Directors' discretion to choose between cash and payment in kind.

NOTE 8.   EMPLOYEE STOCK OWNERSHIP PLAN (continued)

The ESOP's internal aggregate $22 million loans associated with the annual release of shares bear an interest rate of 1.9% on the aggregate unpaid principal, and provides for repayment in equal annual installments of $673,183 due on the 31st day of December, commencing on December 31, 2021, and continuing on each anniversary date thereafter, and a final payment on December 31, 2070.

The ESOP is funded by discretionary dividends that if declared by the Company's Board of Directors, will be paid on the unallocated ESOP shares and with cash contributions from the Company. Unallocated shares of the preferred stock held by the ESOP are pledged as collateral by the ESOP to secure its repayment of the internal loan. On December 31, 2021, the outstanding balance of the internal loan was $21,342,849; this is the $22 million less $657,151, which is the principal portion of the $673,183 above mentioned.

Shares are released as the debt is repaid and are allocated among participants on the basis of compensation in the year of allocation. Releases of ESOP shares are charged to compensation expense at the fair market value of the shares at the date the shares are released. Dividends on unallocated shares may be used by the ESOP to repaid the balance of the internal loans, which reduces the balance of the Unearned ESOP Shares account of the Company, and are not reported as dividends, but as additional compensation expense in the financial statements. Dividends on allocated or committed to be allocated shares may also be used to repaid the balance of the internal loans, which reduces the Unearned ESOP Shares account of the Company, and are reported as dividends in the financial statements.

During the year ended December 31, 2021, no dividends were declared on the unallocated shares. There were no allocated shares during the year ended December 31, 2021.

Compensation costs relating to the ESOP for the year ending December 31, 2021 were as follows:

Employer contributions	$ 440,000
Dividends on unallocated shares applied to ESOP debt	-
Excess of cost of shares released and allocated over	
ESOP's fair value	(60,000)
Total ESOP compensation costs	$ 380,000

NOTE 8.   EMPLOYEE STOCK OWNERSHIP PLAN (continued)

The ESOP shares were as follows at December 31, 2021:

Number of shares:

Allocated shares	-
Shares released for allocation	640
Unreleased and unearned ESOP shares	31,360
Total ESOP shares	$ 32,000

Fair value of shares:

Allocated shares	-
Shares released for allocation	320,000
Unreleased and unearned ESOP shares	15,680,000
Total ESOP shares	$ 16,000,000

NOTE 9.   TRANSLATION OF FOREIGN CURRENCIES

The translation of assets and liabilities from functional currencies to U.S. dollars inherently results in translation adjustments that are accumulated as other comprehensive income (loss) on the statement of comprehensive income.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders' capital but are excluded from net income. The Company's other comprehensive income/(loss) is comprised of foreign currency translation gains/(losses), net of income tax expense/benefit.

NOTE 10.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum net capital of the greater of $100,000 or 6 and 2/3% of its aggregate indebtedness. In addition, paragraph (e) of SEC Rule 15c3-1 provides certain prohibitions, limitations, and notice requirements on the ability of the Corporation to withdraw equity capital, make advances, loans or payout cash dividends or other similar distributions to its stockholders, including if its aggregate indebtedness exceeds 1000 percent of its net capital.

NOTE 10. NET CAPITAL REQUIREMENTS (continued)

As disclosed in Notes 6 and 8, on December 21, 2021, effective as of January 1, 2021, the Company established an ESOP, which then entered into an agreement to purchase $22 million worth of the Company's preferred stock from the selling stockholders of the Company, which purchase price was secured by the ESOP's pledge to each selling stockholder of his subject shares. The ESOP is a qualified, noncontributory plan. Contributions, if any, are determined annually by the Company's Board of Directors on a discretionary basis. As likewise reflected above, on December 20, 2021, the Company entered into a $10 million term loan with an independent bank and immediately lent such funds to the ESOP to enable the ESOP to make the initial purchase of $10 million worth of such shares from the selling stockholders. The bank loan contained various liens and restrictions on the Company's available cash (reflected as "restricted cash" in the Consolidated Statement of Cash Flows above). In addition, the Company entered into a separate guaranty of the obligations of the ESOP and a separate assumption agreement for $12 million due to the selling stockholders from the ESOP. As a result of the foregoing, in accordance with ASC 718-40-25-9a, the Company was required to reflect the $22 million as an obligation on its books and records. This resulted in a negative net capital deficit of -$12,550,501. This was $14,418,391 below its minimum net capital requirement of $1,867,890 as of December 31, 2021.

Upon learning of the adverse consequences to the Company's net capital arising from the foregoing agreements, the Company brought these restricting provisions to the attention of all concerned parties, including the Company's lending bank, the independent Trustee of the ESOP, the selling stockholders, and the Company's Board of Directors. All agreed to restructure their respective arrangements and agreements to remove the restrictions created by their respective agreements. As of February 4, 2022, all such parties had effected the removal of various provisions from each of their respective agreements, including with respect to the bank, the elimination of all of the bank liens on the Company's assets, removal of the restriction on the Company's ability to withdraw $4 million of the cash it has on deposit with the bank, and reduction of the original $10 million bank term loan to $3 million in principal. The selling stockholders and ESOP released the Company from its original guaranty of the ESOP's obligations to the selling stockholders as well as cancelled the assumption agreement which would have otherwise required the Company to assume the obligations of the ESOP. As a result of all of these modifications and actions, the Company had no further obligations to cover the liabilities of the ESOP, and the sole recourse of each of the selling stockholders against the ESOP is the return of such stockholder's unpaid shares that are the subject of the ESOP's purchase agreement.

NOTE 10. NET CAPITAL REQUIREMENTS (continued)

Finally, there is no legal obligation of the Company to otherwise fund the ESOP which, as noted above, remains in the sole discretion of the Company's Board of Directors, and the Company having sufficient net income to pay dividends. No such dividends were declared or paid by the Company for its fiscal year ended December 31, 2021. After giving effect to all of the foregoing modifications, the Company was back in compliance with the Net Capital Rule no later than February 4, 2022. See Note 12. "SUBSEQUENT EVENTS" which shows the Company's minimum net capital requirement, net capital, and excess net capital as of February 4, 2022, after all corrective actions were taken.

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Standards

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* . The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and, accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The operating lease cost for the year ended December 31, 2021 is $1,163,334.

Amounts reported in the consolidated statement of financial condition as of December 31, 2021 were as follows:

Operating Leases:

Operating Lease ROU assets	$6,445,603
Operating Lease ROU liabilities	6,876,291

Other information related to leases as of December 31, 2021 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow for operating leases $1,131,414

ROU assets obtained in exchange for lease obligations:

Operating leases $775,922

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases $740,095

Non-cash increase in ROU assets due to remeasurement was $251,288

Non-cash increase in ROU liabilities due to remeasurement was $250,874

Weighted average remaining lease term:

Operating leases 8.02 years

Weighted average discount rate:

Operating leases 5.43%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

Year ending December 31,	Total Amount
2022	$ 1,134,034
2023	1,039,741
2024	1,011,705
2025	952,661
2026	973,349
Thereafter	3,460,458
Total undiscounted lease payments	8,571,948
Less imputed interest	(1,695,657)
Total lease liabilities	$ 6,876,291

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Long-term debt

The mortgage is payable in average monthly installments of $4,379, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .9%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,		Total Amount
2022	$	51,615
2023		51,834
2024		52,054
2025		52,274
2026		52,496
Thereafter		234,530
	$	494,803

Other Taxes

As of December 31, 2021, the Company has an accrual for a contingent liability of $490,000 for estimated incomplete filing penalties related to IRS Form 5471, information return of U.S. persons with respect to certain foreign corporations for prior periods (and with respect to which it is believed that no income taxes were due or owed). The amount is included in income taxes payable on the consolidated statement of financial condition.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 28, 2022, the date that these consolidated financial statements were available to be issued. As disclosed in Note 10 "NET CAPITAL REQUIREMENTS", on February 4, 2022, actions were taken by the Company to remove all offending provisions from the term loan with the bank, including the elimination of all of the bank liens on the Company's assets and the removal of all restrictions on the cash available with its lending bank. In addition, the ESOP and selling stockholders had released the Company from its original guaranty and cancelled the assumption agreement, which had not yet been in effect, but could have required the Company to directly assume the ESOP's obligations to the selling stockholders.

NOTE 12. SUBSEQUENT EVENTS (continued)

On February 10, 2022, the Company amended its Certificate of Incorporation to: (i) limit the rights of the holder of its Class A Preferred Stock so that such holder could not convert such shares into 25% or more of the then outstanding shares of Class A Common Stock without obtaining all required regulatory approvals and consents of the Company's various securities regulatory authorities, including FINRA; (ii) remove all voting rights associated with the Class A Preferred Stock; and (iii) restrict the conversion rights associated with its stock until such time as the Company has received, all required approvals and consents, if any, from such regulatory authorities.

Finally, as noted therein, the Company repaid $7 million of the principal amount due under the original $10 million bank term loan. As a result of all of these modifications, there is no recourse by any of the selling stockholders against the Company, and their sole recourse against the ESOP is limited to the return of each such stockholder's unpaid shares that are the subject of the ESOP's purchase agreement. There is no legal obligation of the Company to otherwise fund the ESOP which, as noted above, remains in the sole discretion of the Company's Board of Directors, and the Company having sufficient net income to pay dividends. As a result of these actions, effective no later than February 4, 2022, the Company was back in net capital compliance under the Net Capital Rule. The Company determined that after giving effect to the modifications, as of that date, the Company's minimum net capital requirement was $710,506, that it had net capital of approximately $3,093,848, and excess net capital of $2,383,341.

Since December 31, 2021, global conditions, dislocations in the financial markets, and/or inflation could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by instability in global economic markets, increased U.S. trade tariffs and trade disputes with other countries, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the Russian invasion of the Ukraine, other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and global financial markets, which may adversely affect our business.